

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 12-12-02
1-03305



03005810

January 22, 2003

Bruce Ellis
Assistant Counsel
Office of Corporate Staff Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

Act 1934
Section 14A-8
Rule
Public Availability 1-22-2003

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2002

Dear Mr. Ellis:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. We also have received a letter from the proponent dated January 8, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216


MERCK

December 12, 2002

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: There is ample evidence that, the Company tolerates, condones and even supports technical incompetence and professional misconduct in its R&D organizations. Filling R&D positions with incompetent individuals and the lack of Company code of professional conduct or the lack of the enforcement of the same causes serious drain on the research budget and has detrimental effects on the discovery and development of drugs. Therefore, I request the Board of Directors to establish strict standards of competence, personal and professional integrity and to review the record of conduct of every member of the Company's R&D staff, and to establish due procedures to enforce the standards thus set. Since the Company's financial status greatly depends on the success of its R&D, I also request the Board of Directors to keep the stockholders continuously informed about compliance with the standards and about all other actions of the Company, that have significant impact on the discovery and development of new drugs. Specifically:
>
> 1. Maintain a database to allow stockholders to review up to date information on:

- The commercial value produced by less the operating budget of every R&D unit retroactively for the previous 20 years;
- The credible record of contributions of every manager and staff member of R&D units to the discovery and development of FDA-approved drugs and drugs under current consideration for approval by FDA;

2. Appoint and maintain a Council approved by stockholders to review disputes and other issues regarding filling R&D positions, inventorship, authorship and ethical conduct. While the Council should report the cases it considers and its findings to the Board of Directors and to the stockholders, it should operate independently from any influence of the Company.

3. Review cases of demonstrated incompetence and professional misconduct during the past twenty years and carry out corrective measures to be disclosed to the stockholders.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for three different reasons, each of which in and of itself should be sufficient. First, we believe that the Proposal properly may be excluded in accordance with 14a-8(i)(7) as it clearly deals with the Company's ordinary business function, is mundane in nature and does not involve any substantial policy or other considerations. Second, we believe the Proposal properly may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. Finally, we believe that the Proposal properly may be omitted in accordance with Rule 14a-8(i)(3) because it impugns the character, integrity and personal reputation of named employees and former employees in violation of Rule 14a-9.

The Proponent's supporting statement for his Proposal is attached as Appendix A. However, because we believe the statement impugns the character, integrity and personal reputation of named individuals, we have redacted the identifying information of those individuals.

DISCUSSION

The Proposal Relates to Ordinary Business Operations

If implemented, the Proponent's proposal would affect the management of the Company's research operations that are at the core of the Company's business. Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. The Proposal is directly related to the management of operations that are at the core of the Company's business. The protection and management of Company assets and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. See General Electric Company (January 19, 1983) (a proposal to set minimum standards for company attorneys).

The Division concluded that there was some basis for the belief that a substantially similar proposal from this Proponent could be excluded on this basis and therefore determined not to recommend enforcement action on this basis in each of the last two years. The Division's correspondence with the Company regarding the Proponent's proposals submitted in 2000 and 2001 are attached as Appendix B.

The Proposal is a Personal Grievance

The Proponent was employed by the Company in its research department for over 20 years. His employment was terminated in 1999 by mutual agreement with the Company. The Proponent's supporting statement specifically accuses various individuals with incompetence, plagiarism, personal attacks, libel and wrongful termination. It is clear that the Proponent is a former employee who, as evidenced by his supporting statement, is seeking redress of a personal claim or grievance that he has against the Company and senior members of the Company's research department. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See USX Corporation (December 28, 1995) (a proposal to adopt and maintain a code of ethics); Texaco, Inc. (March 18, 1993) (a proposal regarding limits on executive and consultant compensation). We believe that in this context, the Proposal clearly intends to be part of a campaign designed to redress an existing personal grievance.

The Proposal Impugns Character, Integrity and Reputation

If included, we believe the proposal would be inconsistent with Rule 14a-8(i)(3), which prohibits proposals and supporting statements that are contrary to any of the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits, for example, material that directly or indirectly impugns character, integrity or personal reputation without factual foundation. The Proponent's supporting statement specifically accuses various employees and former employees with, among other things, incompetence and plagiarism, without factual foundation. As such, the statement directly impugns character, integrity and personal reputation and therefore should be excluded.

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Statement and form of proxy for its 2003 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(4) or Rule 14a-8(i)(7) issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof.

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 13, 2003.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Bruce Ellis
Assistant Counsel

Enc.

CC: Laszlo R. Treiber

APPENDIX A

Stockholders, investors and lawmakers have the right to know all aspects of Company policies and practices potentially affecting the value of its stock.

RESOLVED: There is ample evidence that, the Company tolerates, condones and even supports technical incompetence and professional misconduct in its R&D organizations. Filling R&D positions with incompetent individuals and the lack of Company code of professional conduct or the lack of the enforcement of the same causes serious drain on the research budget and has detrimental effects on the discovery and development of drugs. Therefore, I request the Board of Directors to establish strict standards of competence, personal and professional integrity and to review the record of conduct of every member of the Company's R&D staff, and to establish due procedures to enforce the standards thus set. Since the Company's financial status greatly depends on the success of its R&D, I also request the Board of Directors to keep the stockholders continuously informed about compliance with the standards and about all other actions of the Company, that have significant impact on the discovery and development of new drugs. Specifically:

1. Maintain a database to allow stockholders to review up to date information on:

- The commercial value produced by less the operating budget of every R&D unit retroactively for the previous 20 years;
- The credible record of contributions of every manager and staff member of R&D units to the discovery and development of FDA-approved drugs and drugs currently under consideration for approval by FDA;

2. Appoint and maintain a Council approved by stockholders to review disputes and other issues regarding filling R&D positions, inventorship, authorship and ethical conduct. While the Council should report the cases it considers and its findings to the Board of Directors and to the stockholders, it should operate independently from any influence of the Company.

3. Review cases of demonstrated incompetence and professional misconduct during the past twenty years and carry out corrective measures to be disclosed to the stockholders.

SUPPORTING STATEMENTS

1. During the past twenty years Merck & Co. gave numerous key R&D assignments to individuals, who had no credible record of drug discovery and development, nor any proven evidence of relevant scientific competence.
2. The Company tolerates or even supports incompetence, plagiarism, personal attacks and libel, coercion, wrongful termination, manipulating rather than managing R&D and the resulting "Balkanized" conditions.
3. Specific cases below to be reviewed by the Company represent only a partial list:

- Incompetence (e.g. designing and mandating conceptually wrong scientific methods, failure to recognize fundamental scientific principals) Drs. H***, L***, G***, P***, P***, T***, W***).
- Plagiarists: Drs. T***, V*** and M***.
- Personal attacks and libel: Drs. T*** and W***.
- Coercion (e.g. forcing the acceptance of conceptually wrong methods while using termination as threat): Dr. H***, L***, P*** and Human Resources Dept.
- Wrongful termination: Drs. H***, L***, P*** and Human Resources Dept.

2002 SEC No-Act. LEXIS 321

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 7, 2002

[*1] Merck & Co., Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests the maintenance of a database to allow shareholders to review information and the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

INQUIRY-1: Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128
Tel 858-618-5851 (home)
858-320-7872 (bus.)
FAX 858-623-3396(bus.)

January 6, 2002

Securities [*2] and Exchange Commission

Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

I am in receipt of a copy of Merck & Co.'s request to you dated December 26, 2001 and signed by Lauran D'Alessio, Assistant Counsel ("Request") seeking permission to exclude my proposal from the Company's proxy materials for the 2002 Annual Meeting of Stockholders ("Proposal").

The principal arguments attempting to justify the Request are as follows:

"The proposal clearly deals with the Company's ordinary business function and does not involve any substantial policy or other consideration."

". . .The Proposal and the supporting statement are vague and misleading. . ." "Shareholders voting on the Proposal would not be able to determine with any reasonable certainty what action or measure the Company would be required to take if the Proposal was implemented."

". . .it relates to the redress of a personal claim or grievance against the Company."

I believe that none of the arguments presented in the Request justifies the exclusion of my proposal from the Company's Proxy Materials:

Firstly, the [*3] issues of the Proposal dealing with the Company's ordinary business function do "raise 'significant policy, economic or other implications inherent in them.'"

Secondly, the Proposal and the supporting statement are specific, accurate and verifiable. If implemented the Proposal would immediately dictate actions and measures self-explanatory to the management as well as to the shareholders of the Company.

Thirdly, as obvious from its content the Proposal is strictly concerned with shareholders issues, nothing more nothing less.

In conclusion, as demonstrated in details in the DISCUSSION attached, the Company uses distortions and misrepresentations of the content of the Proposal and presents fabrications pretending to be facts. Therefore, I respectfully ask the Division of Corporate Finance to disregard the Request and after due consideration of this response and other supporting evidence submitted later if necessary, to rule in favor of including the Proposal in the Company's proxy materials. Such a decision would recognize Merck & Co.'s obligation to allow its shareholders and investors access to information vital for making informed judgment and not readily available from any other [*4] sources.

Alternatively, I propose to Merck & Co., Inc. and the Division of Corporate Finance a three-way cooperative effort to modify the Proposal to become acceptable to all parties involved. As evidenced by the recent performance of Merck & Co. stock, shareholders have the right to expect the Board of Directors to recognize and to act upon the pressing need for finding ways of welcoming and appreciating constructive input from inside and outside the Company.

Thank you for your consideration.

Very truly yours,

Laszlo R. Treiber, Ph.D.

ATTACHMENT

January 6, 2002

DISCUSSION

Issues Relating to Ordinary Business Operations

The Company's interpretation of the first part of the Proposal is as follows:

"First, certain tasks such as management of the workforce, including the hiring, firing and promotion of employees, are fundamental to management's ability to run a company on a day-to-day basis and should not be delegated to shareholders; and second, proposals which seek to 'micro-manage' a company by probing into complex matters (such as proposals which involve intricate detail of specific policies or time-frames for implementing complex policies) should [*5] *be excluded because the shareholders as a group would not be in a position to make an informed judgment on such issues."*

Further: *"Only where shareholder proposals addressing ordinary business issues raise 'significant policy, economic or other implication inherent in them' must be included in proxy materials."*

For comparison, the Pertinent parts of the Proposal read as follows:

"Maintain a database to allow stockholders to review up to date information on:

. The commercial value produced by less the operating budget of every R&D unit retroactively for the previous 15 years;
. The same as above projected for the upcoming two years;
. The record of contributions of every manager and staff member of R&D units to the discovery and development of FDA-approved drugs during the previous 15 years verifiable by the criteria required by patent law;
. The record of contributions of every internal applicant and candidate considered for an R&D position, that they made toward the discovery and development of FDA-approved drugs verifiable by the criteria required by patent law. External applicants should be treated the same way provided that they give their consent [*6] *to such a public disclosure.*

Further: *"As evidenced by Company records of the past twenty years or so Merck & Co. gave numerous key R&D assignments to individuals, who had no credible record of drug discovery and development. This practice proved to be a major drain on the research, budget with limited results in return and disruptive to affected R&D units. My proposals, if implemented, would eliminate this practice all together."*

There is no statement explicit or implied in the Proposal to suggest that the management of the workforce be delegated to shareholders. This is one of the fabrications pretended to be a fact.

There is no doubt that Merck has employees aided by computers who are perfectly capable of executing in only a few minutes such "complex" tasks as adding up the annual expenditures used and the profits generated and to calculate the difference for every research unit. Based on the hard data of past years and the status of the product candidates in the "pipeline" would allow a relatively reliable financial projection for a couple of years ahead. The intention with the relevant part of the Proposal is to provide shareholders with balanced information [*7] to be able "to make an informed judgment" about the present and the future of their investment. Balanced is the key word, as the avalanche of statements released by Merck & Co., Inc. is generally "vague and misleading". To exemplify the type of information released by the Company, some quotes are taken from an article entitled "How Merck Survived While Others Merged --- Drug Maker Relied on Inspired Research" by Gardiner Harris, published in the Jan. 12, 2001 issue of The Asian Wall Street Journal:

"Instead of facing an acute need to save money, Merck is increasing its research spending by nearly 17% and its sale force by almost a third."

"Mr. Gilmartin, 59 years old, who arrived at Merck after heading a medical-device company, gambled that the pharmaceuticals giant's tradition of creativity and innovation in drug discovery would bail it out."

"The unimpressive surroundings belie the critical nature of his job: Dr. Scolnick monitors hundreds of intriguing scientific leads floating around Merck's labs and decides where the company will make its big bets."

"But most important, Mr. Gilmartin decided then to bet the company's future on the productivity of its labs. 'Shortly after he came [*8] here, he came to one of our research meetings and stayed for dinner', Dr. Scolnick recalls. 'As he was leaving, on the way out he said he wanted to talk to me. And he said, 'I want you to know that I have complete confidence in you. Just do your thing and I'm not going to bother you.'".

The above example is but one of a vast number of publications containing statements that appear to be policy decisions but in reality they are misleading information about the status of the Company in general and its research in particular. The most likely intention with misinformation released to shareholders and the general public is to generate unrealistic expectations. If the Company had serious intentions about aiding shareholders to be in a "position to make an informed judgment", it would adopt the Proposal. If Mr. Gilmartin was serious about his decision to bet the Company's future on the productivity of its labs he would be proud to identify the individuals with a credible record of contributions to the discovery and development of FDA-approved drugs, who are responsible for optimum utilization of research funds. Although past record is no guaranty for future performance, a person with demonstrated [*9] ability during the past fifteen years to make contributions is more likely to meet future needs of the patients and shareholders than a person without. In other words, it is not only not enough to announce the amount of money spent on research, but from the shareholders' and the general public's point of view it is virtually useless without providing credible evidence, that the money is spent on research activities performed by scientists with demonstrated ability to convert the allocated funds to important pharmaceutical products to help those who need them.

The Company's interpretation of the second part of the Proposal is as follows:

". . .the Proposal seeks to 'micro-manage' the Company, calling for. . .the establishment of a 'Council' to have authority to hire R&D personnel, among other things. The Proposal requests the release of certain information such as scientific priorities to shareholders which is at the heart of the Company's non-public information. The Proposal also requests personal information which, under concerns for individual privacy, should not be disclosed without permission." Further: "The Proposal seeks to establish a 'Council' to report on ethical conduct [*10] *which would involve the evaluation of management conduct. . ."*

For comparison, the pertinent parts of the Proposal read as follows:

"Appoint a Council to be in charge of reviewing disputes regarding filling R&D positions, inventorship, scientific priorities and ethical conduct. While the Council should report the cases it considers and its findings to the Board of Directors and to the stockholders, it should operate independently from any influence of the Company.

No statement is found in the proposal to suggest or to imply "the establishment of a 'Council' to have authority to hire R&D personnel, among other things." This is another example of the fabrications pretended to be a fact. The Proposal calls for appointing a Council being independent from the Company. Possessing no power of authority the Council would be in a position of merely reviewing disputes and reporting its findings objectively without being influenced by any conflict of interest. Further: The standard of professional and personal ethics are clearly defined and generally accepted by the scientific community academic and industrial alike and they apply regardless of rank or status within the [*11] organization. The Proposal did not single out managers to be subjected to scrutiny based on their conduct. Any other way of interpreting it amounts to a fabrication pretended to be a fact. What the case appears to be is, that the Company wants its managers to be exempt from the code of ethics. If so, the general public and shareholders ought to be informed, that by Company policy its managers are above the standards of ethics and the law.

The size of proposals accepted for consideration is limited. The allocated space is not enough to allow giving the definition to all terms used. I acknowledge and respect the fact, that the Company has policies regarding public disclosures and procedures to protect intellectual property and to comply with patent law all of which should apply to all employees and outsiders alike. I also acknowledge the need to clarify the expression "scientific priorities" the intended meaning of which is "disputes regarding priorities for scientific credit" (e.g. authorship or the order of the co-authors' names as they appear on publications and patents). Therefore, I would like to satisfy the need for clarification by replacing the expression "scientific priorities" [*12] with "disputes over authorships and inventorships". The final outcome of such disputes inevitably becomes public anyway in form of scientific article(s) or patent(s) depending on the Company's preference.

The Proposal adequately addresses the issue of personal information (see the last bullet quoted in the first part of the Proposal). An external job applicant may understandably want to keep his or her intent of transferring from one company to another confidential. This must be honored. However, as far as scientific achievements (or lack of them) are concerned, there is no such thing as "individual privacy". Statements to the contrary amount to fabrications pretended to be facts. Anyone with access to literature search and patent search services anywhere in the world can acquire the complete official scientific record of anyone else. The procedure is legal, fast and nobody's consent or permission is needed for doing it. Is the name of a scientist unknown? No problem, as long as companies broadly advertise their products and they obviously do. The search can be done by the name of any given product and within minutes all significant scientific publications and patents pertinent to [*13] the product on hand complete with the names of contributors, their affiliations, titles of the references, journals in which they appeared, date of submission and publication, etc., are provided. Merck and all other institutions of significance are doing it and have been doing it for decades. It is common knowledge among professionals such as scientists and lawyers. Do I really have to explain something this obvious to someone who holds the position of an Assistant Counsel at Merck? I am compelled to question the validity of the "concern" about "individual privacy" and allow the possibility, that it has been included in the Request with the sole intention of deceiving or misleading the Division of Corporate Finance.

Incidentally, anyone with access to the Internet can log on to the Merck & Co., Inc. website (www.merck.com -> about Merck -> research -> our people) and find page after page of stories about Merck employees with little if any relevance to their record of contribution to drug discovery. These Internet pages offer virtually no information to shareholders useful in their effort to make informed judgment. If the Proposal is accepted, the current "vague", "indefinite" [*14] and "misleading" information posted by the Company and filling at least one page per person can be replaced with accurate summaries of important contributions of Merck scientist, that would indeed allow shareholders to make an informed judgment about the status of R&D at Merck. This would also allow Mr. Gilmartin to introduce his scientific team to the public and to rationalize his bet affecting Merck's future as reported by The Wall Street Journal and quoted above.

Chances are that the majority of shareholders from their early childhood on monitored the records of athletes and the teams they were playing on and that they made projections (maybe bets!) for the outcome of individual games or even for the entire season. Considering the current state of computer and information sciences and the established practices of data management it is profoundly disingenuous to claim that the proposed procedure is "vague", "complex", "indefinite" and an insult to the intelligence of shareholders by alleging that they "may be unable to determine with reasonable certainty the immediate consequences. . ."The fact is, that the average shareholder has no access to literature and patent search services [*15] and the Company does not want to live up to its obligations to help its shareholders to gain access to public information essential for them to make informed judgment. The Proposal if approved would assist shareholders in making informed investment predictions much better than any other public statements the Company normally releases.

On Allegations that the Proposal Violates the Proxy Rules

This section of the Request basically is a repetition of previous allegations and an attempt to get the Proposal excluded by means of further distorting, misrepresenting and fabricating facts to allow room for technicalities. Specifically:

"Proposals so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of their implementation may be omitted from the proxy materials pursuant to Rule. . ."

Further: *"Many of the substantive terms used in the Proposal and the supporting statement are vague and indefinite, which, if adopted, would not permit the Company, or its shareholders, to determine what particular action was required to be taken. First, it is unclear what continuously informing the stockholders about all actions* [*16] *of the Company that have a 'significant impact on the discovery and development of new drugs' means. For example, does this require disclosure of confidential competitive information; when is a disclosure obligation triggered; and how is a 'significant impact' measured? Second, the supporting statement to the Proposal seeks disclosure of the 'record of contribution' of every R&D manager and staff member to the discovery and development of Food and Drug Administration-approved drugs 'verifiable by the criteria required by patent law'. While on its face this statement may seem specific, we do not believe that any patent law requires the keeping of 'records of contribution' or provides a measurement tool to determine what constitutes a contribution. In addition, appointing a 'Council to be in charge of reviewing disputes regarding filling R&D positions, inventorship, scientific priorities and ethical conduct', not only potentially usurps the authority of management but is so vague, overbroad and indeterminate that no shareholder voting on the Proposal would have a clear idea of the consequences of such vote. Thus, it is not clear what the Proponent intended and the Proposal should* [*17] *be omitted from the Proxy Materials because it is vague and misleading. . ."*

I am fully aware how redundant it is to give answers that should be obvious to professionals. Since I am left with no other alternative I will try to keep it as simple as possible. Well, the pharmaceutical business in many respects is like most other real life ventures. Its successes and failures are rooted in the actions taken from the discovery of products through all subsequent steps necessary to bring its products to the market. There are many aspects to consider maximizing the profitability of a given product, such as expanding or downscaling the company, mergers, strategic alliances, etc., but the initial part still is that the product has to be discovered. Now, since Mr. Gilmartin rejected the idea of merger and decided to bet Merck's future on its ability to discover new drugs, he elevated every aspect of the research effort at Merck to the level of requirement for economic survival. Consequently, the performance of every individual assigned to an R&D position has a significant impact on the discovery and development of new drugs. Therefore, the Company's future depends on its ability to fill every [*18] R&D position with the best individual available. This is the Company's best chance to make its CEO's bet successful. If done correctly, the disclosure of job assignments and keeping an up to the date database will become a privilege and effective PR move rather than an obligation.

The Proposal does not call for the "disclosure of confidential competitive information". This is another example of a fabrication pretended to be a fact Competitive? Yes, as it is already available in the public domain as previously shown and other companies also have access to it, but definitely not confidential.

Real life examples are the best to demonstrate how a "significant impact" is measured. For instance, Mr. George Steinbrenner's primary business objective is (and I am not competent enough in baseball to give a complete list) to fill the N.Y. Yankees Stadium with spectators, to attract TV companies to broadcast the N.Y. Yankees ballgames, perhaps to acquire some endorsements and to make items with the N.Y. Yankees insignia popular among customers. How does he proceed to achieve his objective? Well, one does not have to be a baseball fanatic to hear the expression, that the "Yankees are the best [*19] team money can buy". What I can see is, that the N.Y. Yankees Organization, uses funds to acquire managers, coaches and players based on their record. It is then the managers' and coaches' job to prepare and further develop the players, to be in the best possible condition to contribute to the overall objective and to assign them to the positions where their performance on the field is helping the team the most. The N.Y. Yankees make no secret about the records of their employees. On the contrary, publicizing the players' records is one of the most important business tools to get people interested in baseball and to keep their interest at a high level. People want to see good games, and the real fans know the scorecard of most players by heart.

The pharmaceutical business is similar in many respects. Shortly after retiring as Merck's CEO, Dr. Vagelos joined a small pharmaceutical company. I do not recall the name of the company, but I clearly remember, that the stock of that company soared just as soon as the information was made became public. Mr. Steinbrenner's and Dr. Vagelos' examples clearly demonstrate how the impact of information can be immediate, significant and (at least [*20] in case of the Yankees Organization) sustained.

The statement that ". . .*we do not believe that any patent law requires the keeping of 'records of contribution' or provides a measurement tool to determine what constitutes a contribution*" is absolutely false when it comes to the spirit and application of patent law. Every company requires its employees working in R&D to keep up-to-date records of their activities, to sign and date the entries on the bottom of every page, or anywhere on the page an entry of significance has been recorded. The notebooks have to be countersigned and dated by witnesses on a regular basis. All this serves a purpose vital to the Company's interest in ensuring the credibility of the records (content and date) in the event the entry becomes a basis for an invention. When a competitor challenges a patent, the officers of the court consider the notebook records as the most important and most credible evidence (or "measurement tool to determine what constitutes a contribution" if you will) for determining inventorship. Therefore, the Proposal is by no means ". . .vague, overbroad and indeterminate. . ." Perhaps the patent law does not specifically mandate [*21] how records are to be kept, but they certainly are the single most important pieces of evidence based on which cases are decided. As a matter of fact, companies able to submit more accurate records to the courts consistently win patent disputes over companies submitting less accurate records. Companies know that, and Merck & Co. is no exception.

There is no evidence whatsoever indicating that the Proposal ". . .potentially usurps the authority of management. . ." The Proposal suggests no measures amounting to interference with management's ability to carry out its duties. Any suggestions to the contrary amount to fabrications pretended to be facts. The Proposal merely suggests, that the Company inform shareholders about its choices for R&D positions. The credentials of chosen individuals are the most important publicly available information for making investment decisions as long as Merck bets its future on the performance of its scientists. I am convinced that compiling information already in the public domain and presenting it to the public in an organized manner would increase shareholders confidence and restore Merck's credibility and reputation as a company of integrity in science [*22] and in business.

The Proposal as a Personal Grievance

The allegation that the Proposal *". . .relates to the redress of a personal claim or grievance against the Company"* is false and as such, it is additional evidence of the Company's effort to distort, misrepresent and fabricate facts with the intention to exclude the Proposal from this years proxy material. On one hand it is stated in the Request that my *". . .employment was terminated in 1999 by mutual agreement with the Company."* On the other hand it is also stated that *". . .it is as clear now as it was last year, that the Proponent is a former employee who, as illustrated by the supporting statement he submitted last year, is seeking redress of a personal claim or grievance that he has against the Company and many members of the Company's research division."* The Company cannot be sincere about the termination of my employment being "by mutual agreement" and about the allegation that I may have "a personal claim or grievance" at the same time without contradicting itself Furthermore, in face of the supporting documentation offered by me, the Company neither denied, nor refuted, nor contested the validity [*23] of any of my statements made last year or this year. Thus, the Company all but acknowledges the existence of the stated conditions by remaining silent about them. It reinforces the relevance of the Proposal in addition to the fact that the Company fails to fulfill its obligation to assist its shareholders in their effort to find access to all the information publicly available and important for making informed investment decisions. The Proposal if approved would be an important step in the direction of alleviating the aforementioned problems.

INQUIRY-2: **MERCK**

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 735 1216

December 26, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials [*24] include the following proposed resolution:

RESOLVED: I request the Board of Directors to keep the stockholders continuously informed about all actions of the Company, that have a significant impact on the discovery and development of new drugs. Specifically:
1. Maintain a database to allow stockholders to review up to date information on:
. The commercial value produced by less the operating budget of every R&D unit retroactively for the previous 15 years;
. The same as above projected for the upcoming two years;
. The record of contributions of every manager and staff member of R&D units to the discovery and development of FDA-approved drugs during the previous 15 years verifiable by the criteria required by patent law;
. The record of contributions of every internal applicant and candidate considered for an R&D position, that they made toward the discovery and development of FDA-approved drugs verifiable by the criteria required by patent law. External applicants should be treated the same way provided that they give their consent to such a public disclosure.
. The history of positions held by staff members of R&D units, and by applicants and candidates considered for an R&D position.
[*25] 2. Appoint a Council to be in charge of reviewing disputes regarding filling R&D positions, inventorship, scientific priorities and ethical conduct. While the Council should report the cases it considers and its findings to the Board of Directors and to the stockholders, it should operate independently from any influence of the Company.

The Proponent's supporting statement for his Proposal is attached as Appendix A.

We believe that the Proposal may be properly excluded from the Proxy Materials in accordance with 14a-8(i)(7). The Proposal clearly deals with the Company's ordinary business function and does not involve any substantial policy or other considerations.

We also believe that the Proposal may be excluded from the Company's Proxy Materials under Rule 14a-8(i)(3) because the Proposal and the supporting statement are vague and misleading in violation of Rule 14a-9 of the proxy rules. Shareholders voting on the Proposal would not be able to determine with any reasonable certainty what action or measures the Company would be required to take if the Proposal was implemented.

Finally, the Proposal may also be properly omitted from the Proxy Materials in accordance with [*26] Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.

DISCUSSION

<u>The Proposal Relates to Ordinary Business Operations</u>

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. Exclusion of proposals under Rule 14a-8(i)(7) rests upon two principles: First, certain tasks such as management of the workforce, including the hiring, firing and promotion of employees, are fundamental to management's ability to run a company on a day-to-day basis and should not be delegated to shareholders; and second, proposals which seek to "micro-manage" a company by probing into complex matters (such as proposals which involve intricate detail or specific policies or time-frames for implementing complex policies) should be excluded because the shareholders as a group would not be in a position to make an informed judgment on such issues. *See* Exchange Act Release Nos. 34-40018 (May 21, 1998) and 34-12999 (November 22, 1976). Only where shareholder proposals addressing ordinary business issues raise "significant policy, economic or other implications inherent [*27] in them" must they be included in proxy materials. *Id.*

The Proposal is directly related to the management of the discovery and development of drug operations that are at the core of the Company's business. Moreover, the Proposal seeks to "micro-manage" the Company, calling for disclosure of the "contributions of every manager and staff member of R&D units" for the prior fifteen years; the "record of contributions" for every internal and external applicant and candidate considered for a R&D position and the establishment of a "Council" to have authority to hire R&D personnel, among other things. The Proposal requests the release of certain information such as scientific priorities to shareholders which is at the heart of the Company's non-public information. The Proposal also requests personal information which, under concerns for individual privacy, should not be disclosed without permission. The Proposal does not raise any significant policy issue, and as such, the Proposal addresses issues which should not be delegated to the shareholders and should be excluded from the Proxy Materials. In addition, the Division has agreed in the past that a proposal, like this one, from a [*28] former employee seeking to impose certain employment standards on the former employee's department could be excluded under Rule 14a-8(i)(7) since it dealt with the Company's ordinary business operations. *See General Elec. Co.* (January 19, 1983) (a proposal to set minimum standards for company attorneys). Likewise, the evaluation of management conduct is a matter of ordinary business. *See Transamerica Corp.* (January 22, 1986) and *USX Corp.* (December 28, 1995). The Proposal seeks to establish a "Council" to report on ethical conduct which would involve the evaluation of management conduct, which, *Transamerica and USX* illustrate, is a matter of ordinary business. As such, the Proposal is excludable as ordinary business matters under 14a-8(i)(7).

<u>The Proposal Violates the Proxy Rules</u>

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. Proposals so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of their implementation may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3). *See Philadelphia* [*29] *Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "*so inherently vague and indefinite that neither the* shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with an reasonable certainty exactly what actions or measures the proposal requires.").

Many of the substantive terms used in the Proposal and the supporting statement are vague and indefinite, which, if adopted, would not permit the Company, or its shareholders, to determine what particular action was required to be taken. First, it is unclear what continuously informing the stockholders about all actions of the Company that have a "significant impact on the discovery and development of new drugs" means. For example, does this require disclosure of confidential competitive information; when is a disclosure obligation triggered; and how is a "significant impact" measured? Second, the supporting statement to the Proposal seeks disclosure of the "record of contributions" of every R&D manager and staff member to the discovery and development [*30] of Food and Drug Administration-approved drugs "verifiable by the criteria required by patent law." While on its face this statement may seem specific, we do not believe that any patent law requires the keeping of "records of contribution" or provides a measurement tool to determine what constitutes a contribution. In addition, appointing a "Council to be in charge of reviewing disputes regarding filling R&D positions, inventorship, scientific priorities and ethical conduct," not only potentially usurps the authority of management but is so vague, overbroad and indeterminate that no shareholder voting on the Proposal would have a clear idea of the consequences of such vote. Thus, it is not clear what the Proponent intended and the Proposal should be omitted from the Proxy Materials because it is vague and misleading and in violation of Rule 14a-8(i)(3).

The Proposal as a Personal Grievance

The Staff has repeatedly stated that although a proposal does not on its face evidence a personal claim or grievance, it may nevertheless be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See USX Corp.* (December 28, 1995) (a proposal [*31] to adopt and maintain a code of ethics); *Texaco, Inc.* (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal requests that the Board of Directors continuously inform the stockholders about all Company actions that have significant impact on the discovery and development of new drugs through maintaining a database to review a multitude of specific Company information. In addition, the Proponent requests that the Board of Directors establish a "Council" to operate independently of the Company to review research and development ("R&D") issues.

The Proponent was employed by the Company in its research division for over 20 years. His employment was terminated in 1999 by mutual agreement with the Company. In the supporting statement he submitted with his shareholder proposal last year, a copy of which is attached to this letter as Appendix B, the Proponent claimed "I have witnessed hiring, promotion and compensation practices resulting in the diversion of a significant portion of the research budget to unethical and counterproductive activities such as creating the perception of competence, committing plagiarism, libel, sabotage, waging [*32] political wars, etc., just about anything to justify and protect the privileges of the chosen ones."

It is as clear now as it was last year, that the Proponent is a former employee who, as illustrated by the supporting statement he submitted last year, is seeking redress of a personal claim or grievance that he has against the Company and many members of the Company's research division.

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2002 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(4), issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For your information, the Company hopes to print its Proxy Statement on or about March 7, [*33] 2002.

If you have any questions regarding this matter or require further information please contact me at (908) 423-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Lauran D'Alessio
Assistant Counsel

APPENDIX A

SUPPORTING STATEMENTS:

1. As evidenced by Company records of the past twenty years or so Merck & Co. gave numerous key R&D assignments to individuals, who had no credible record of drug discovery and development. This practice proved to be a major drain on the research budget with limited results in return and disruptive to affected R&D units. My proposals, if implemented, would eliminate this practice all together.

2. The allegations about unfair pricing practices against some drug manufacturers including Merck & Co. may be credible as they come from several sources independent from one another. My proposals, if implemented, would constitute the foundation of policies for fair and justifiable prices.

3. Since the cycle from drug discovery to marketing can be [*34] as long as 7-9 years, it is important that the cycle is not compromised at any stage. The implementation of my proposals would result in the appointment of and retaining the most competent people available for R&D positions at every level, which in turn would lead to the best possible results in the efforts to bring valuable new drugs to the market at a justifiable price.

APPENDIX B

Proponent's Supporting Statement

REASONS: Awareness of the cost of prescription drugs in general, and of the discrepancy in Merck's and other American manufacturers' pricing practices on the domestic market as compared to the same in foregoing countries in particular, is significant and growing as evidenced by information obtained directly from sources such as the Congressional Research Service (CRS), from the offices of Sens. Breaux and Frist, Congressman Thomas, the President of the U.S. and, of course, the news media. The stockholders, our elected official serving their constituencies, the news media and the general public most certainly have the rights to know all aspects of the pharmaceutical business, that have an impact on the price of prescription drugs.

During more than two decades of my [*35] employment in R&D of Merck & Co., I have witnessed hiring, promotion and compensation practices resulting in the diversion of a significant portion of the research budget to unethical and counterproductive activities such as creating the perception of competence, committing plagiarism, libel, sabotage, waging political wars, etc., just about anything to justify and protect the privileges of the chosen ones. This kind of scientific and fiscal management must have an impact on drug discovery, on the prices of prescription drugs and on the stockholders' return of investment. The internal situation is in turn reflected in the fairness of pricing practices, as the latter has to finance the former. I therefore propose, that Merck & Co. be required to inform its stockholders on a regular basis about the financial, scientific and ethical status of its departments involved in research and development. The stockholders should have the right at any time to request and to receive an up to date review of:

. the commercial value produced by every R&D unit during the past 15 years;

. the commercial value projected to be produced by every R&D unit for the next two years;

. the record of contributions [*36] of every member of the senior scientific staff to the discovery and development of FDA-approved drugs;

. the record of compliance with generally recognized standards of professional ethics of every member of the scientific staff.

Furthermore, the stockholders should have the right to mandate, if necessary on the basis of the review, to

. dismantle all R&D units having produced less commercial value during the last 15 years than their operating budget;

. place managers in charge at all levels who have demonstrated a credible record of contribution to the discovery or development of an FDA-approved drug;

. dismiss managers and members of the staff who have demonstrated lack of technical competence, incompetence or violated any of the generally recognized standards of professional and personal ethics.

Treiber Proposal

In the pharmaceuticals business Merck & Co. has a dual function. It is not only a financial enterprise but it also has obligations essential to the general public. In its efforts to satisfy the obligations stemming from both roles, Merck & Co. must totally depend on the success of the discovery and development of new drugs.

RESOLVED: I request the Board [*37] of Directors to keep the stockholders continuously informed about all actions of the Company, that have significant impact on the discovery and development of new drugs. Specifically:

1. Maintain a database to allow stockholders to review up to date information on:

. The commercial value produced by less the operating budget of every R&D unit retroactively for the previous 15 years;
. The same as above projected for the upcoming two years;
. The record of contributions of every manager and staff member of R&D units to the discovery and development of FDA-approved drugs during the previous 15 years verifiable by the criteria required by patent law;
. The record of contributions of every internal applicant and candidate considered for an R&D position, that they made toward the discovery and development of FDA-approved drugs verifiable by the criteria required by patent law. External applicants should be treated the same way provided that they give their consent to such a public disclosure.
. The history of positions held by staff members of R&D units, and by applicants and candidates considered for an R&D position.

2. Appoint a Council to be in charge of reviewing disputes regarding [*38] filling R&D positions, inventorship, scientific priorities and ethical conduct. While the Council should report the cases it considers and its findings to the Board of Directors and to the stockholders, it should operate independently from any influence of the Company.

SUPPORTING STATEMENTS:

1. As evidenced by Company records of the past twenty years or so Merck & Co. gave numerous key R&D assignments to individuals, who had no credible record of drug discovery and development. This practice proved to be a major drain on the research budget with limited results in return and disruptive to affected R&D units. My proposals, if implemented, would eliminate this practice all together.

2. The allegations about unfair pricing practices against some drug manufacturers including Merck & Co. may be credible as they come from several sources independent from one another. My proposals, if implemented, would constitute the foundation of policies for fair and justifiable prices.

3. Since the cycle from drug discovery to marketing can be as long as 7-9 years, it is important that the cycle is not compromised at any stage. The implementation of my proposals would result in the appointment of and [*39] retaining the most competent people available for R&D positions at every level, which in turn would lead to the best possible results in the efforts to bring valuable new drugs to the market at a justifiable price.

109KDH

********** Print Completed **********

Time of Request: December 06, 2002 02:02 PM EST

Print Number: 1841:0:73688466
Number of Lines: 696
Number of Pages:

Send To: ELLIS, BRUCE
MERCK & CO INC
1 MERCK DR
WHITEHOUSE STATION, NEW JERSEY 08889-3497

109KDH

Print Request: Current Document: 2

Time of Request: December 06, 2002 02:03 PM EST

Number of Lines: 213
Job Number: 1841:0:73688467

Client ID/Project Name: 2003 Proxy

Research Information:

SEC No-Action, Exemptive, and Interpretative Letters
treiber and Merck

Send to: ELLIS, BRUCE
MERCK & CO INC
1 MERCK DR
WHITEHOUSE STATION, NEW JERSEY 08889-3497

2001 SEC No-Act. LEXIS 204

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 9, 2001

[*1] Merck & Co., Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2000

The proposal provides that, in an effort to control costs of prescription drugs, Merck should scrutinize units engaged in research and development, dismantle those with sustained substandard records, and dismiss senior members of the scientific staff who meet the criteria specified in the proposal.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the decision to dismiss employees). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position we have not found it necessary to address the alternative basis for omission upon which Merck relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

INQUIRY-1: Laszlo R. Treiber, Ph. D.

16230 Nacido Court

San Diego, CA 92128

Tel 858-618-5851

January 6, 2001

Securities and [*2] Exchange Commission
Office of the Chief Counsel

Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Correspondence from Jon Filderman

Dear Sir or Madam:

I respectfully request, that you deny Mr. Jon Filderman's motion of Dec. 26, 2000 to omit my proposal from the Proxy Materials to be published prior to the 2001 Stockholders' Meeting. In his motion Mr. Filderman has not presented any evidence whatsoever to support his claim that my proposal is motivated by personal grievance against Merck & Co. As a matter of fact, an appreciable portion of the investment held by my children and myself is in Merck common stock worth some $ 300,000. My personal interest obviously is in a cost-effective Merck & Co. in general, and a successful and profitable Merck research and development in particular, as is my intent with my proposal. Merck & Co. records of nearly two decades are compelling evidence to prove, that my proposal, if approved by the stockholders and implemented by the Company, would reduce the annual operating expenses by hundreds of millions of dollars without compromising the productivity of research. The results would benefit all shareholders [*3] including my family and myself.

My longtime employment with Merck & Co. does not and should not in any way justify any restriction of my rights as compared to the same of other stockholders who have not been employees of the Company. Furthermore, neither any agreement nor any other document about the termination of my employment exists that prevents me from exercising any rights that all other stockholders have. Although irrelevant in the context of my proposal, I have to point out that Mr. Filderman's description of the termination of my employment is grossly inaccurate.

Thank you for your consideration.

Very truly yours,

Laszlo R. Treiber

INQUIRY-2: **MERCK**

Merck & Co., Inc.

One Merck Drive

P.O. Box 100, WS 3B-45

Whitehouse Station NJ 08889

Tel 908 423 1000

Fax 908 735 1216

December 26, 2000

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance

450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2001 [*4] Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

RESOLVED: That in an effort to control costs of prescription drugs, all units of Merck & Co., engaged in research and development be scrutinized for their fiscal management, for quality and ethical standards of their activities, and that units showing sustained substandard record be dismantled, and that senior members of the scientific staff who have no credible record of contribution to the discovery or development of an FDA - approved drug during the last fifteen years, or who have violated the standards of professional and personal ethics generally recognized by the scientific community, be dismissed.

The Proponent's supporting statement for his Proposal is attached as Appendix A.

I am of the opinion that the Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. The Proposal requests that all units of the Company engaged in research and development be scrutinized for their fiscal management and the quality [*5] and ethical standards of their activities. The Proposal also resolved that senior members of the scientific staff "who have no credible record of contribution . . . or who have violated the standards of professional and personal ethics . . . be dismissed." As he notes in the Proposal, the Proponent was employed by the Company in its research division for over 20 years. His employment was terminated in 1999 by mutual agreement with the Company. It is clear that the Proponent is a former employee who, as evidenced by his supporting statement, is seeking redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division.

Finally, I am of the opinion that the Proposal also may be properly excluded from the Proxy Materials in accordance with 14a-8(i)(7). The Proposal is clearly dealing with the Company's ordinary business function, is mundane in nature and does not involve any substantial policy or other considerations.

DISCUSSION

The Proposal as a Personal Grievance

As stated above, the Proponent states in his Proposal that he was a longtime employee of the Company. The Division has repeatedly stated that although [*6] a proposal does not on its face evidence a personal claim or grievance, it may nevertheless be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See USX Corporation (December 28, 1995) (a proposal to adopt and maintain a code of ethics); Texaco, Inc. (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal as Relating to Ordinary Business Operations

If implemented, the Proponent's proposal would affect the management of the Company's research operations which are at the core of the Company's business. Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. His Proposal is directly related to the management of operations which are at the core of the Company's business. The protection and management of Company assets and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former [*7] employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. See General Electric Company (January 19, 1983) (a proposal to set minimum standards for company attorneys).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Statement and form of proxy for its 2001 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(4) or Rule 14a-8(i)(7) issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 10, 2001.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-3853. Kindly acknowledge [*8] receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Jon Filderman
Assistant Counsel

APPENDIX A

Proponent's Supporting Statement

REASONS: Awareness of the cost of prescription drugs in general, and of the discrepancy in Merck's and other American manufacturers' pricing practices on the domestic market as compared to the same in foregoing countries in particular, is significant and growing as evidenced by information obtained directly from sources such as the Congressional Research Service (CRS), from the offices of Sens. Breaux and Frist, Congressman Thomas, the President of the U.S. and, of course, the news media. The stockholders, our elected official serving their constituencies, the news media and the general public most certainly have the rights to know all aspects of the pharmaceutical business, that have an impact on the price of prescription drugs.

During more than two decades of my employment in R&D of Merck & Co., I have witnessed hiring, promotion and compensation practices resulting [*9] in the diversion of a significant portion of the research budget to unethical and counterproductive activities such as creating the perception of competence, committing plagiarism, libel, sabotage, waging political wars, etc., just about anything to justify and protect the privileges of the chosen ones. This kind of scientific and fiscal management must have an impact on drug discovery, on the prices of prescription drugs and on the stockholders' return of investment. The internal situation is in turn reflected in the fairness of pricing practices, as the latter has to finance the former. I therefore propose, that Merck & Co. be required to inform its stockholders on a regular basis about the financial, scientific and ethical status of its departments involved in research and development. The stockholders should have the right at any time to request and to receive an up to date review of:

. the commercial value produced by every R&D unit during the past 15 years;

. the commercial value projected to be produced by every R&D unit for the next two years;

. the record of contributions of every member of the senior scientific staff to the discovery and development of FDA -approved [*10] drugs;

. the record of compliance with generally recognized standards of professional ethics of every member of the scientific staff.

Furthermore, the stockholders should have the right to mandate, if necessary on the basis of the review, to

. dismantle all R&D units having produced less commercial value during the last 15 years than their operating budget;

. place managers in charge at all levels who have demonstrated a credible record of contribution to the discovery or development of an FDA -approved drug;

. dismiss managers and members of the staff who have demonstrated lack of technical competence, incompetence or violated any of the generally recognized standards of professional and personal ethics.

Stockholders requesting information personally from me will have full access to all documents on my file. I also encourage stockholders to approach current and former employees of Merck & Co. with their request for information.

The above proposals are based on the historic experience, that Merck & Co. is always successful when it lives up to George W. Merck's famous words: "We try to remember that medicine is for the patient. It is not for the profits. The profits follow, [*11] and if we have remembered that, they have never failed to appear." Merck's "success" greatly depends on questionable business practices, when the same words are merely used as a cliche."

Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Correspondence from Jon Filderman

Dear Sir or Madam:

I respectfully request, that you deny Mr. Jon Filderman's motion of Dec. 26, 2000 to omit my proposal from the Proxy Materials to be published prior to the 2001 Stockholders' Meeting. In his motion Mr. Filderman has not presented any evidence whatsoever to support his claim that my proposal is motivated by personal grievance against Merck & Co. As a matter of fact, an appreciable portion of the investment held by my children and myself is in Merck common stock worth some $ 300,000. My personal interest obviously is in a cost-effective Merck & Co. in general, and a successful and profitable Merck research and development in particular, as is my intent with my proposal. Merck & Co. records of nearly two decades are compelling evidence to prove, that my proposal, if approved by the stockholders and implemented by the Company, would reduce the annual operating expenses by hundreds of millions of dollars without compromising the productivity of research. The results would benefit all shareholders [*3] including my family and myself.

My longtime employment with Merck & Co. does not and should not in any way justify any restriction of my rights as compared to the same of other stockholders who have not been employees of the Company. Furthermore, neither any agreement nor any other document about the termination of my employment exists that prevents me from exercising any rights that all other stockholders have. Although irrelevant in the context of my proposal, I have to point out that Mr. Filderman's description of the termination of my employment is grossly inaccurate.

Thank you for your consideration.

Very truly yours,

Laszlo R. Treiber

INQUIRY-2: **MERCK**

Merck & Co., Inc.

One Merck Drive

P.O. Box 100, WS 3B-45

Whitehouse Station NJ 08889

Tel 908 423 1000

Fax 908 735 1216

December 26, 2000

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance

450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2001 [*4] Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

RESOLVED: That in an effort to control costs of prescription drugs, all units of Merck & Co., engaged in research and development be scrutinized for their fiscal management, for quality and ethical standards of their activities, and that units showing sustained substandard record be dismantled, and that senior members of the scientific staff who have no credible record of contribution to the discovery or development of an FDA - approved drug during the last fifteen years, or who have violated the standards of professional and personal ethics generally recognized by the scientific community, be dismissed.

The Proponent's supporting statement for his Proposal is attached as Appendix A.

I am of the opinion that the Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. The Proposal requests that all units of the Company engaged in research and development be scrutinized for their fiscal management and the quality [*5] and ethical standards of their activities. The Proposal also resolved that senior members of the scientific staff "who have no credible record of contribution . . . or who have violated the standards of professional and personal ethics . . . be dismissed." As he notes in the Proposal, the Proponent was employed by the Company in its research division for over 20 years. His employment was terminated in 1999 by mutual agreement with the Company. It is clear that the Proponent is a former employee who, as evidenced by his supporting statement, is seeking redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division.

Finally, I am of the opinion that the Proposal also may be properly excluded from the Proxy Materials in accordance with 14a-8(i)(7). The Proposal is clearly dealing with the Company's ordinary business function, is mundane in nature and does not involve any substantial policy or other considerations.

DISCUSSION

The Proposal as a Personal Grievance

As stated above, the Proponent states in his Proposal that he was a longtime employee of the Company. The Division has repeatedly stated that although [*6] a proposal does not on its face evidence a personal claim or grievance, it may nevertheless be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See USX Corporation (December 28, 1995) (a proposal to adopt and maintain a code of ethics); Texaco, Inc. (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal as Relating to Ordinary Business Operations

If implemented, the Proponent's proposal would affect the management of the Company's research operations which are at the core of the Company's business. Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. His Proposal is directly related to the management of operations which are at the core of the Company's business. The protection and management of Company assets and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former [*7] employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. See General Electric Company (January 19, 1983) (a proposal to set minimum standards for company attorneys).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Statement and form of proxy for its 2001 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(4) or Rule 14a-8(i)(7) issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 10, 2001.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-3853. Kindly acknowledge [*8] receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Jon Filderman
Assistant Counsel

APPENDIX A

Proponent's Supporting Statement

REASONS: Awareness of the cost of prescription drugs in general, and of the discrepancy in Merck's and other American manufacturers' pricing practices on the domestic market as compared to the same in foregoing countries in particular, is significant and growing as evidenced by information obtained directly from sources such as the Congressional Research Service (CRS), from the offices of Sens. Breaux and Frist, Congressman Thomas, the President of the U.S. and, of course, the news media. The stockholders, our elected official serving their constituencies, the news media and the general public most certainly have the rights to know all aspects of the pharmaceutical business, that have an impact on the price of prescription drugs.

During more than two decades of my employment in R&D of Merck & Co., I have witnessed hiring, promotion and compensation practices resulting [*9] in the diversion of a significant portion of the research budget to unethical and counterproductive activities such as creating the perception of competence, committing plagiarism, libel, sabotage, waging political wars, etc., just about anything to justify and protect the privileges of the chosen ones. This kind of scientific and fiscal management must have an impact on drug discovery, on the prices of prescription drugs and on the stockholders' return of investment. The internal situation is in turn reflected in the fairness of pricing practices, as the latter has to finance the former. I therefore propose, that Merck & Co. be required to inform its stockholders on a regular basis about the financial, scientific and ethical status of its departments involved in research and development. The stockholders should have the right at any time to request and to receive an up to date review of:

. the commercial value produced by every R&D unit during the past 15 years;

. the commercial value projected to be produced by every R&D unit for the next two years;

. the record of contributions of every member of the senior scientific staff to the discovery and development of FDA -approved [*10] drugs;

. the record of compliance with generally recognized standards of professional ethics of every member of the scientific staff.

Furthermore, the stockholders should have the right to mandate, if necessary on the basis of the review, to

. dismantle all R&D units having produced less commercial value during the last 15 years than their operating budget;

. place managers in charge at all levels who have demonstrated a credible record of contribution to the discovery or development of an FDA -approved drug;

. dismiss managers and members of the staff who have demonstrated lack of technical competence, incompetence or violated any of the generally recognized standards of professional and personal ethics.

Stockholders requesting information personally from me will have full access to all documents on my file. I also encourage stockholders to approach current and former employees of Merck & Co. with their request for information.

The above proposals are based on the historic experience, that Merck & Co. is always successful when it lives up to George W. Merck's famous words: "We try to remember that medicine is for the patient. It is not for the profits. The profits follow, [*11] and if we have remembered that, they have never failed to appear." Merck's "success" greatly depends on questionable business practices, when the same words are merely used as a cliche."

********** Print Completed **********

Time of Request: December 06, 2002 02:03 PM EST

Print Number: 1841:0:73688467
Number of Lines: 213
Number of Pages:

Send To: ELLIS, BRUCE
MERCK & CO INC
1 MERCK DR
WHITEHOUSE STATION, NEW JERSEY 08889-3497

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Tel.: 858-618-5851

January 8, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

I have received a copy of the request written by Mr. Bruce Ellis, Assistant Counsel of Merck & Co., Inc., to obtain permission from SEC to omit my Proposal from the Company's proxy materials for the 2003 Annual Meeting of Stockholders. I request, that SEC disregard Mr. Ellis' request for the following reasons:

- The Company's *de facto* ordinary business operations are in violation of the Company's own official policies. Credible documents indicate, that "the management of the Company's research operations that are at the core of the Company's business" such as the application of its policies in R&D and those pertinent to its employees' conduct and competence includes falsifying records. The Proposal calls for the records to be accurate and the information released to the Company's shareholders to be reliable. Therefore, the changes proposed are both legitimate and substantial.
- Mr. Ellis' statement (e.g. "His employment was terminated in 1999 by mutual agreement with the Company") is absolutely false, as evidenced by credible documents and it has been written with the obvious intention to deceive the SEC. Incidentally, my alleged intentions, personal issues and motives bear no relevance whatsoever to the compelling evidence proving, that the Company is engaged in fraudulent record keeping and deception.
- The individuals named in my Supporting Statement freely and voluntarily elected to act as stated, and that they did so with the Company's full knowledge, consent and support as evidenced by credible documents. The Company uses cover-up and deception to project a false image of its own practices, and to conceal the truth about the "character, integrity and personal reputation of named individuals". My Proposal, if accepted, would significantly strengthen the Company's research operations through ensuring its adherence to the letter and spirit of its own policies and its employees' compliance with the law and the standards of professional ethics generally recognized by the scientific community.

DISCUSSION

Corporate fraud is the result of sustained acts deliberately and systematically committed with the intention to achieve unethical or even illegal financial goals. Cover-up and deception are essential for successfully committing corporate fraud. Mr. Ellis' assignment in this particular case is, by means of manipulating the facts and the rules, to persuade SEC through deception to support the Company's effort to cover-up its fraudulent acts. Therefore, in order to complete his assignment, Mr. Ellis knowingly resorts to untrue statements in his writing to SEC, that profoundly contradict credible official documents.

Merck & Co., Inc. is currently under scrutiny for alleged unfair pricing practices, for violations of the federal securities laws by issuing materially false and misleading statements and for concealing these facts to make its economic activities appear more successful than they actually were. The Company seems to be using the same approach with selected members of its R&D staff, as financial analysts have rated the senior management of Merck & Co.'s research and development among the worst 10% while their compensation has been among the highest in the pharmaceutical industry.

The financial success of Merck & Co., Inc. depends on the effectiveness of its research and development. Therefore, shareholders of Merck & Co., Inc. have the right to know the reasons for the above discrepancy. The shareholders also have the right to be informed about the factors that may have an impact on the financial status of the Company, such as the credible record of conduct and accomplishments of individuals employed in research and development, to be able to make informed decisions about their investment.

SEC would best serve investors by mandating the disclosure of accurate records affecting the productivity of Merck R&D to the Company's shareholders. I would be pleased to make available all documents pertinent to my Proposal to SEC and to answer questions you may have.

Very truly yours,



Laszlo R. Treiber, Ph.D.

Cc.: Bruce Ellis, Assistant Counsel
Merck & Co., Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2002

The proposal requests (1) the maintenance of a database to allow shareholders to review information, (2) the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct and (3) the review and carrying out of corrective measures of cases of "demonstrated incompetence and professional misconduct during the past twenty years."

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Katherine W. Hsu
Attorney-Advisor